LINC Logistics Company

July 30, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA FACSIMILE AND EDGAR TRANSMISSION

Re:	LINC Logistics Company

Application to Withdraw Registration Statement on Form S-1

File No. 333-167854

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), LINC Logistics Company (the “Company”) hereby respectfully applies for an order granting the withdrawal of its Registration Statement on Form S-1 (File No. 333-167854), together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was filed on June 29, 2010, and was most recently amended on May 9, 2012.

The Company requests that the Registration Statement be withdrawn because the Registration Statement has not been declared effective and the Company has elected not to pursue the sale of securities pursuant to the Registration Statement. The Company confirms that no securities have been sold under the Registration Statement. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that in accordance with Rule 477(b), this application for withdrawal of the Registration Statement will be deemed granted at the time this application is filed with the Commission unless, within 15 calendar days after such filing, the Commission notifies the Company that the application for withdrawal will not be granted.

We appreciate your attention to this matter. Should you have any questions regarding this matter, please contact the Company’s counsel, C. Douglas Buford, Jr., at (501) 688-8866.

Sincerely yours,

LINC LOGISTICS COMPANY

/s/ H. E. WOLFE

H. E. Wolfe

President and Chief Executive Officer

cc:	Mr. C. Douglas Buford, Jr.

Ms. Sonia Bednarowski